Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	30399-1 / CW1171199.1

April 24, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention: Kelly McCusker

Dear Sirs/Mesdames:

Re: Texola Energy Corporation Form 10-KSB for the year ended December 31, 2005 Filed April 17, 2006 File No. 000-51361

                Thank you for your letter of March 22, 2007 with respect to the Form 10-KSB (the “Form 10-KSB”), filed by Texola Energy Corporation (the ”Company”). For your convenience, we have restated your comment as set out in your letter of March 22, 2007.

Form 10KSB for the year ended December 31, 2005

1.            We note your response to our prior comment number five. Please provide us with your analysis of your convertible debentures under SFAS 133 and EITF 00-19 and explain to us how you arrived at the conclusion that the conversion feature embedded in this debt instrument should be bifurcated and accounted for as a derivative. Additionally, explain to us in detail the adjustments recorded by the Company to restate your Balance Sheet and Statements of Loss as of September 30, 2006. Based on the disclosure in your revised footnote 9, it appears that you are continuing to record the impact of a beneficial conversion feature related to this instrument. Explain to us how you determined that accounting was appropriate.

The convertible debentures that have been described in the September 30, 2006 financial statements as follows:

a)            On May 10, 2006, the Company issued a convertible debenture in the amount of $300,000. The Debenture bears interest at a 8% per annum, and falls due May 10, 2008. Each $1.00 of the Debenture and accrued interest may be converted at the option of the

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holder into common stock of the Company at the lower of $1.00 or the market price of the common stock at the time of conversion.

b)            On September 1, 2006, the Company issued a convertible debenture in the amount of $400,000. The Debenture bears interest at 8% per annum, and falls due September 1, 2007. Each $1.00 of the Debenture and accrued interest may be converted at the option of the holder into common stock of the Company at the lower of $0.80 or 90% of the market price of the common stock at the time of conversion.

1.	With respect to SFAS 133 we note that:

“The accounting for changes in the fair market value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.”

Based on the above, the Company is hedging the convertible promissory notes against the price of the shares at the time of conversion. Accordingly all changes in fair value of the convertible notes have been taken to the statement of operations.

The fair value of the convertible debentures was calculated using the black-scholes pricing model and a summary of the adjustments from the original to the amended filing is enclosed.

2.	With respect to EITF 00-19

Referring to Paragraph 4

“The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-32 of this issue to not apply if the hybrid contract is conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12-32 of this issue do not apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.”

And also referring to Paragraph 8:

“Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation [Note : See paragraphs 71-77 of the STATUS section.]:

Equity

Contracts that require physical settlement of net-share settlement.

Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or Liabilities

Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company).

Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).”

As the convertible debentures allow for settlement by conversion into common stock of the Company, the Company has determined that the condition in paragraph 20 was not met, accordingly the convertible debentures have been classified as liability.

Please find enclosed a reconciliation of the Company’s income statements after restatement. The reconciliation sets out the adjustments from the original Form 10-QSB for the period ended September 30, 2006 and the amended Form 10-QSB which was filed on February 7, 2007. The Company is currently preparing an amended Form 10-QSB for the period ended June 30, 2006 to adjust the income statement in accordance with the attached reconciliation and anticipates that the amended Form 10-QSB will be filed within two weeks of the date of this letter.

We trust this will resolve all outstanding comments in connection with the Form 10-KSB and look forward to your confirmation that a definitive Form 10-KSB can be filed. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

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